October 29, 2015

VIA EDGAR SUBMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 16, 2015 Response Dated October 8, 2015 File No. 000-51371

Dear Mr. Spirgel:

On behalf of Lincoln Educational Services Corporation (the “Company”), set forth below is our response to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its response letter dated October 19, 2015 regarding the Company’s Annual report on Form 10-K for the fiscal year ended December 31, 2014.  For the Commission’s convenience, the Company has also included the text of the comments below.

Financial Statements

Revenue Recognition, page F-11

1.            Comment:  We note in your response to comment 3 that you reassess collectability of tuition and fees when a student withdraws. Tell us whether you continue recognizing revenue for the remainder of the term or program subsequent to the withdrawal date. If so, please tell us, in greater detail, about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility. If your historical collection experience with students who become responsible of a balance due to withdrawal do not support that collectability is reasonably assured, then you should recognize revenue on a cash basis.

Response:  The Company recognizes revenue for services provided to the student through the withdrawal date. No additional revenue is recorded for the remainder of the term or program subsequent to the withdrawal date.

*            *            *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Brian Meyers
Brian Meyers
Chief Financial Officer

cc:	Claire DeLabar, Senior Staff Accountant Ivette Leon, Assistant Chief Accountant Justin Kisner, Staff Attorney Paul Fischer, Staff Attorney